Exhibit 8.1

August 13, 2018

Regions Financial Corporation,

        1900 Fifth Avenue North,

            Birmingham, Alabama 35203.

Ladies and Gentlemen:

As tax counsel to Regions Financial Corporation in connection with the issuance of $500,000,000 principal amount of 3.800% Senior Notes due 2023 (the “Notes”), as described in the prospectus supplement, dated August 8, 2018 (the “Prospectus Supplement”), to the prospectus dated February 23, 2016, we hereby confirm to you that, subject to the qualifications, limitations and assumptions set forth in the Prospectus Supplement, we are of the opinion that the material federal tax consequences to the holders of the Notes are as set forth in the Prospectus Supplement under the caption “Material United States Federal Income Tax Consequences”.

Our opinion set forth above is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, administrative pronouncements and judicial precedents, all as of the date hereof. The foregoing authorities may be repealed, revoked or modified, and any such change may have retroactive effect.

We express no opinion with respect to the transactions referred to herein or in the Prospectus Supplement other than as expressly set forth herein, nor do we express any opinion herein concerning any law other than the federal tax law of the United States. Moreover, we note that our opinion is not binding on the Internal Revenue Service or courts, either of which could take a contrary position.

Regions Financial Corporation	- 2 -

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement under which the Notes have been offered and sold. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ SULLIVAN AND CROMWELL LLP